UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2018

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 38 vessels we owned and operated as of March 31, 2018.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 5, 2018 (“the 2017 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, reducing volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

Our fleet consists of 38 vessels. We have 33 semi- or fully-refrigerated handy size liquefied gas carriers, of which ten are ethylene/ethane capable. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cubic meters, or cbm. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

In addition, we have four midsize 37,300 cbm ethylene/ethane-capable semi-refrigerated liquefied gas carriers. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.

We have one 38,000 cbm fully-refrigerated gas carrier which trades predominately from North West Europe and the Mediterranean to Morocco, carrying ammonia.

Our Fleet

The following table sets forth our vessels as of May 9, 2018:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion (formerly known as Navigator Mars)	2000	22,085	Time charter	October 2020
Navigator Neptune	2000	22,085	Time charter	May 2018
Navigator Pluto	2000	22,085	Time charter	June 2018
Navigator Saturn	2000	22,085	Spot market	—
Navigator Venus	2000	22,085	Time charter	November 2020
Navigator Atlas	2014	21,000	Contract of affreightment	December 2018
Navigator Europa	2014	21,000	Spot market	—
Navigator Oberon	2014	21,000	Contract of affreightment	December 2018
Navigator Triton	2015	21,000	Contract of affreightment	December 2018
Navigator Umbrio	2015	21,000	Contract of affreightment	December 2018
Navigator Aurora	2016	37,300	Time charter	December 2026
Navigator Eclipse	2016	37,300	Time charter	May 2018
Navigator Nova	2017	37,300	Time charter	February 2019
Navigator Prominence	2017	37,300	Time charter	June 2018

Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	May 2018
Navigator Aries	2008	20,750	Time charter	April 2020
Navigator Capricorn	2008	20,750	Spot market	—
Navigator Gemini	2009	20,750	Spot market	—
Navigator Pegasus	2009	22,200	Spot market	—
Navigator Phoenix	2009	22,200	Time charter	July 2018
Navigator Scorpio	2009	20,750	Spot market	—
Navigator Taurus	2009	20,750	Time charter	May 2018
Navigator Virgo	2009	20,750	Time charter	May 2018
Navigator Leo	2011	20,600	Time charter	December 2023
Navigator Libra	2012	20,600	Time charter	December 2023
Navigator Centauri	2015	21,000	Spot market	—
Navigator Ceres	2015	21,000	Spot market	—
Navigator Ceto	2016	21,000	Spot market	—
Navigator Copernico	2016	21,000	Time charter	June 2018
Navigator Luga	2017	22,000	Time charter	February 2022
Navigator Yauza	2017	22,000	Time charter	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	March 2019
Navigator Grace	2010	22,500	Spot market	—
Navigator Galaxy	2011	22,500	Time charter	March 2019
Navigator Genesis	2011	22,500	Spot market	—
Navigator Global	2011	22,500	Time charter	November 2018
Navigator Gusto	2011	22,500	Time charter	September 2018
Navigator Jorf	2017	38,000	Time charter	August 2027

Recent Developments

Ethylene Marine Export Terminal

We and Enterprise Products Partners L.P. announced on January 31, 2018 the execution of definitive agreements creating a 50/50 joint venture to build a new ethylene export terminal in the U.S. Gulf of Mexico (or, the Export Terminal Joint Venture) that will have the capacity to export approximately one million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. The project is supported by long-term contracts with customers that include ethylene producer Flint Hills Resources and a major polymer trading company. Construction remains conditioned on receipt of all necessary regulatory approvals. The target for the completion of the facility is the first quarter of 2020. We are reviewing potential alternatives for the financing of up to approximately $200 million with respect to our investment in the joint venture, although this may be revised as additional cost information is obtained.

Technical Management

During the three months ended March 31, 2018, we took an additional two vessels, Navigator Eclipse and Navigator Glory from third party technical management into in-house technical management taking the total of in-house managed vessels to ten. We expect to take one further vessel into in-house management during the next three months. We do not anticipate that taking vessels into in-house technical management will have a material financial impact on our earnings, but we expect that it will assist us in continuing to maintain our vessels to high standards.

Trends and Outlook

Fleet utilization increased to above 91% during the quarter ended March 31, 2018 as compared to the fourth quarter of 2017, as a result of increased petrochemical activity and stronger short-term demand for handysize LPG movements during the winter months, particularly in the North Sea and Mediterranean areas. In addition, for the first time since delivery from the shipyard, all of our five midsize vessels were on time charter during the first quarter of 2018, increasing our average fleet utilization. Our earnings increased in line with analysts estimates during the first two months of 2018, but reduced slightly toward the end of the first quarter of 2018, reflecting weaker demand for LPG going into spring, and a force majeure declaration at Energy Transfer Partners’ Marcus Hook export facility, which disrupted structural transatlantic trading patterns.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our prospects:

•	We have been increasing our fleet size. Our historical financial performance has been significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Following the delivery of Navigator Nova and Navigator Luga in January 2017, the delivery of Navigator Yauza in April 2017, the delivery of Navigator Jorf in July 2017, and the delivery of Navigator Prominence in November 2017, our fleet size increased from a weighted average of 34.6 vessels for the three months ended March 31, 2017 to a weighted average of 38.0 vessels for the three months ended March 31, 2018.

Given the increase in the number of operating vessels in our fleet, our historical financial statements reflect significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will have different financing arrangements. We have entered into secured term loan facilities and revolving credit facilities and have issued new senior unsecured bonds to finance the acquisitions of vessels and the construction of all the vessels in our newbuilding program (completed in November 2017), and to refinance certain debt maturities. Please read “—Secured Term Loan Facilities and Revolving Credit Facilities” and “—2017 Senior Unsecured Bonds.”

•	Changes in Accounting Standards. On January 1, 2018 we adopted the new accounting standard described below. Please read Note 1 (Basis of Presentation) to our unaudited condensed consolidated financial statements attached hereto for more information regarding this standard and other recently adopted new accounting standards.

•

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). We have adopted the new accounting standard on revenue recognition using the modified retrospective method to incorporate the cumulative effect at the date of initial application for reporting periods presented beginning January 1, 2018. By using the modified retrospective method approach, we have made an adjustment to the consolidated statement of shareholders’ equity which represents the amount of net revenue that would not have been recognized in retained reserves for the year ended December 31, 2017 under ASU 2014-09.

Results of Operations for the Three Months Ended March 31, 2018 Compared to the Three Months Ended March 31, 2017

The following table compares our operating results for the three months ended March 31, 2017 and 2018:

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018	Percentage Change
	(in thousands, except percentages)
Operating revenue	$77,320	$77,807	0.6%

Operating expenses:
Brokerage Commissions	1,525	1,141	(25.2%)
Voyage expenses	15,000	14,978	(0.1%)
Vessel operating expenses	23,905	26,710	11.7%
Depreciation and amortization	17,634	19,381	9.9%
General and administrative costs	2,752	4,232	53.8%
Other corporate expenses	623	215	(65.5%)

Total operating expenses	$61,439	$66,657	8.5%

Operating income	$15,881	$11,150	(29.8%)
Interest expense	(8,927)	(10,524)	17.9%
Write off of call premium and redemption charges on 9% unsecured bond	(3,517)	—	(100%)
Write off of deferred financing costs	(653)	—	(100%)
Interest income	113	152	34.5%

Income before income taxes	$2,897	$778	(73.1%)
Income taxes	(159)	(82)	(48.4%)

Net income	$2,738	$696	(74.6%)

Operating Revenue. Operating revenue, net of address commission, increased by $0.5 million or 0.6% to $77.8 million for the three months ended March 31, 2018, from $77.3 million for the three months ended March 31, 2017. This increase was principally due to:

•	an increase in operating revenue of approximately $5.7 million attributable to an increase in the weighted average number of vessels from 34.6 for the three months ended March 31, 2017 to 38.0 for the three months ended March 31, 2018, and a corresponding increase in vessel ownership days by 305 days, or 9.8%, for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017;

•	a decrease in operating revenue of approximately $4.8 million attributable to a decrease in average charter rates, which reduced to an average of approximately $614,116 per vessel per calendar month ($20,190 per day) for the three months ended March 31, 2018. This follows the adoption of ASU 2014-09, the new accounting standard that requires revenue for voyage charters to be recognized between load port and discharge port only, rather than the previous method of recognizing revenue between the prior discharge port to the following discharge port. Under the previous method average charter rates would have been $602,833 per vessel per calendar month ($19,818 per day) for the three months ended March 31, 2018, compared to an average of approximately $660,413 per vessel per calendar month ($21,712 per day) for the three months ended March 31, 2017, as the weak LPG freight market continued into 2018;

•	a decrease in operating revenue of approximately $0.4 million attributable to a decrease in fleet utilization from 92.4% during the three months ended March 31, 2017 to 91.7% during the three months ended March 31, 2018;

The following table presents selected operating data for the three months ended March 31, 2017 and 2018, which we believe are useful in understanding our operating revenue.

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
Fleet Data:
Weighted average number of vessels	34.6	38.0
Ownership days	3,115	3,420
Available days	3,106	3,392
Operating days	2,870	3,112
Fleet utilization	92.4%	91.7%
Average daily time charter equivalent rate (*)	$21,712	$20,190

*	Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$77,320	$77,807
Voyage expenses	15,000	14,978

Operating revenue less Voyage expenses	62,320	62,829

Operating days	2,870	3,112
Average daily time charter equivalent rate	$21,712	$20,190

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 5% of operating revenue, decreased by 25.2% to $1.1 million for the three months ended March 31, 2018, from $1.5 million for the three months ended March 31, 2017. This was primarily related to the decrease in broker commission rates across the fleet.

Voyage Expenses. Voyage expenses decreased marginally by 0.1% to $15.0 million for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. This was primarily due to a decrease in the number of voyage charter days undertaken during the three months ended March 31, 2018, compared to the three months ended March 31, 2017, offset by an increase in the costs associated with voyage charters which are pass through costs, compensated for by increased revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 11.7% to $26.7 million for the three months ended March 31, 2018, from $23.9 million for the three months ended March 31, 2017, as the average number of vessels in our fleet increased by 9.8%, from an average of 34.6 vessels in the fleet during the three months ended March 31, 2017 to 38.0 vessels during the three months ended March 31, 2018. Average daily vessel operating expenses increased by $137 per day, or 1.8% to $7,809 per vessel per day for the three months ended March 31, 2018, compared to $7,672 per vessel per day for the three months ended March 31, 2017.

Depreciation and Amortization. Depreciation and amortization expense increased by 9.9% to $19.4 million for the three months ended March 31, 2018, from $17.6 million for the three months ended March 31, 2017. This increase was due to an increase in our weighted average fleet size of 9.8% from 34.6 for the three months ended March 31, 2017, to 38.0 for the three months ended March 31, 2018. Depreciation and amortization expense includes amortization of capitalized drydocking costs of $2.3 million for the three months ended March 31, 2018, the same amount as for the three months ended March 31, 2017.

Other Operating Results

General and Administrative Costs. General and administrative costs increased by 53.8%, or $1.5 million, to $4.2 million for the three months ended March 31, 2018, from $2.8 million for the three months ended March 31, 2017. The increase in general administration costs was primarily due to increased office lease costs and an increase in the number of employees during the three months ended March 31, 2018, to enable us to provide in-house technical management for an increasing number of our vessels.

Other Corporate Expenses. Other corporate expenses decreased by 65.5%, or $0.4 million, to $0.2 million for the three months ended March 31, 2018, from $0.6 million for the three months ended March 31, 2017. This decrease was primarily due to the foreign exchange movement on the Company’s euro denominated bank account.

Interest Expense. Interest expense increased by 17.9%, or $1.6 million, to $10.5 million for the three months ended March 31, 2018, from $8.9 million for the three months ended March 31, 2017. The increase was primarily due to an increase in U.S. LIBOR which accounted for an additional $1.2 million, as well as interest on an additional $121.4 million borrowed under our loan facilities since March 31, 2017, associated with the delivery of three newbuilding vessels, partially offset as a result of the refinancing of both our unsecured bond in February 2017 and one of our secured term loan facilities in June 2017. Interest capitalized on newbuilding installment payments for the three months ended March 31, 2017 was $0.9 million, but as our newbuilding program is now complete no interest was capitalized in the three months ended March 31, 2018.

Write off of call premium and redemption charges on 9.0% senior unsecured bond. In connection with a call option under the terms of our then outstanding 9.0% senior unsecured bond issued in 2012 (“2012 Bonds”), pursuant to which we redeemed all of the outstanding principal amount thereof in February 2017, we incurred $3.5 million in charges for the three months ended March 31, 2017 that were written off, consisting of a redemption charge of $2.5 million and $1.0 million in interest notice penalty on such bonds prior to maturity.

Write off of deferred financing costs. The write off of deferred financing costs of $0.6 million for the three months ended March 31, 2017 related to the unamortized deferred financing costs of our 2012 Bonds that we redeemed prior to their maturity date.

Income Taxes. Income tax related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the three months ended March 31, 2018, we had a tax charge of $82,166, compared to taxes of $158,631 for the three months ended March 31, 2017. This reduction is primarily due to a reduction in profits within one of our United Kingdom subsidiaries.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the investment in the ethylene marine export terminal in the U.S. Gulf of Mexico, acquisition and construction of vessels, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of our Export Terminal Joint Venture. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “Secured Term Loan Facilities and Revolving Credit Facilities”.

As of March 31, 2018, our total current liabilities exceeded our total current assets by $10.7 million. This net current liability is primarily due to the payment of $10.0 million as the initial investment following signing of definitive agreements relating to our Export Terminal Joint Venture; as well as high quarterly repayments scheduled in 2018 under one of our secured term loan and revolving credit facilities, as a result of certain secured vessels being in excess of 15 years of age and as a result having a significantly steeper repayment profile throughout 2018.

As of March 31, 2018, we had an aggregate of $41.9 million available to be drawn from two of our revolving credit facilities for general corporate purposes, to cover this net current liability shortfall of $10.7 million.

Our primary sources of funds have been cash from operations, bank borrowings, proceeds from our initial public offering, equity investments from existing shareholders, and proceeds from bond issuances. As of March 31, 2018, we had cash and cash equivalents of $50.8 million along with the $41.9 million available borrowing capacity under our secured term loan and revolving credit facilities.

We are currently reviewing potential alternatives for the financing of up to approximately $200 million with respect to our investment in the Export Terminal Joint Venture, although this may be revised as additional cost information is obtained. We anticipate that our primary sources of funds for our medium-term and long-term liquidity needs will be cash from operations and debt and/or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the next twelve months from May 9, 2018.

Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the three months ended March 31, 2017 and 2018:

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	(in thousands)
Net cash provided by operating activities	$15,926	$22,097
Net cash used in investing activities	(85,627)	(10,455)
Net cash provided by/(used in) financing activities	58,077	(22,937)
Net decrease in cash and cash equivalents	(11,624)	(11,295)

Operating Cash Flows. Net cash provided by operating activities for the three months ended March 31, 2018 increased to $22.1 million, from $15.9 million for the three months ended March 31, 2017, an increase of 38.7% or $6.2 million. This increase was primarily due to changes in working capital movements, reduced by lower net income and payments for dry docking costs.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Two of our vessels were drydocked during the first quarter of 2018 with a further four drydockings scheduled for the remainder of 2018.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities of $10.5 million for the three months ended March 31, 2018 primarily represents our investment in the Export Terminal Joint Venture of $10.0 million and associated costs of $0.5 million, offset by insurance recoveries on an existing damage claim of $0.3 million.

Net cash used in investing activities of $85.6 million for the three months ended March 31, 2017 primarily represents $66.9 million for payments made to Jiangnan and HMD shipyards, representing final installments on the deliveries of the newbuildings Navigator Nova and Navigator Luga as well as installment payments of $15.2 million for two of the other newbuildings and $4.0 million of other costs including capitalized interest of $0.9 million associated with newbuildings, offset by $0.5 million received in respect of outstanding insurance claims.

Financing Cash Flows. Net cash used in financing activities of $22.9 million for the three months ended March 31, 2018, solely relates to regular quarterly loan repayments.

Net cash provided by financing activities was $58.1 million for the three months ended March 31, 2017, primarily consisting of $106.8 million drawn from our secured term loan and revolving credit facilities to finance the delivery installments of the newbuildings Navigator Nova and Navigator Luga as well as for general corporate purposes and our issuance of $100.0 million in aggregate principal amount of our 2017 Bonds (as defined below), offset by the repayment of $127.5 million in outstanding principal amount of our 2012 Bonds, $19.4 million in quarterly loan repayments and a payment of $1.8 million in financing costs associated with the 2017 Bonds.

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in our 2017 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of March 31, 2018:

Facility agreement date	Facility amount	Principal Amount outstanding	Available amounts undrawn at March 31, 2018	Interest rate	Loan Maturity date
	(in millions)
January 2015	278.1	216.9	—	US Libor + 270 BPS	June 2020 - 2023*
December 2015	290.0	259.0	—	US Libor + 210 BPS	December 2022
October 2016	220.0	128.8	38.1	US Libor + 260 BPS	November 2023
June 2017	160.8	144.6	3.8	US Libor + 230 BPS	June 2023

Total	$948.9	$749.3	$41.9

*	The January 2015 facility tranches mature over a range of dates, from June 2020 to April 2023.

As of March 31, 2018, the Company had approximately $41.9 million in available borrowing capacity under our October 2016 and June 2017 revolving credit facilities.

The borrowers are required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 135% of the outstanding indebtedness under the January 2015 facility or 125% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 135% or 125% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities and the revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the borrowers have cash and cash equivalents (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than $25.0 million or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility), on a trailing four quarter basis, is no less than 2.50 or 3.00 to 1.00; and

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%.

Restrictive Covenants. The secured term loan facilities and the revolving credit facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities and revolving credit facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2018, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds. Under the bond agreement governing the 2017 Bonds (the “2017 Bond Agreement”), we have the option to issue additional bonds up to maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2017 Bonds is payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on August 10 and February 10 of each year.

Maturity. The 2017 Bonds mature in full on February 10, 2021.

Optional Redemption. We may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed; from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2017 Bond Agreement), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2017 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the 2017 Bond Agreement) of not less than 2.25 to 1.0; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2017 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2018, we were in compliance with all covenants under the 2017 Bonds.

Restrictive Covenants. The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of March 31, 2018.

	Remainder of 2018	2019	2020	2021	2022	Thereafter	Total
		(in thousands)
Secured term loan facilities and revolving credit facilities	60,416	70,600	128,725	60,600	302,461	126,451	749,253
2017 Bonds	—	—	—	100,000	—	—	100,000
Office leases	912	1,610	1,397	1,244	120	—	5,283

Total contractual obligations	$61,328	$72,210	$130,122	$161,844	$302,581	$126,451	$854,536

We are currently reviewing potential alternatives for the financing of up to approximately $200 million with respect to our investment in the Export Terminal Joint Venture, although this may be revised as additional cost information is obtained.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, which may include, among other things, borrowings under credit facilities or other debt, and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2017 Annual Report. There have been no significant changes to our estimates and assumptions in the three months ended March 31, 2018.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities and revolving credit facilities that bear interest at an interest rate of US LIBOR plus 210 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $7.5 million in annual interest paid on our indebtedness outstanding as at March 31, 2018, under the secured term loan facilities and revolving credit facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, the significant majority of our revenues are in U.S. Dollars, with some revenue in Indonesian Rupiah. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced, mainly U.S. Dollar, but also the Euro and the British Pound. We incur some vessel operating expenses and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contracts of Affreightments (“COA’s”) increases. In the case of the 38 vessels owned and operated as of March 31, 2018, 23 were on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COA’s, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At March 31, 2018, no more than four of our vessels were employed by the same charterer.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2018 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our ability to meet our expectations regarding the construction and financing of our proposed Export Terminal Joint Venture and our expectations regarding the financial success of such terminal.

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2017	March 31, 2018
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$62,109	$50,814
Accounts receivable, net	14,889	13,173
Accrued income	15,791	2,935
Prepaid expenses and other current assets	10,964	16,486
Bunkers and lubricant oils	8,008	7,520
Insurance recoverable	376	99

Total current assets	112,137	91,027

Non-current assets
Vessels in operation, net	1,740,139	1,722,582
Investment in equity accounted joint venture	—	10,494
Property, plant and equipment, net	1,611	1,614

Total non-current assets	1,741,750	1,734,690

Total assets	$1,853,887	$1,825,717

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$81,559	$76,287
Accounts payable	8,071	7,594
Accrued expenses and other liabilities	12,478	12,057
Accrued interest	3,500	1,840
Deferred income	4,824	3,903

Total current liabilities	110,432	101,681

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	681,658	664,449
Senior unsecured bond, net of deferred financing costs	98,584	98,698

Total non-current liabilities	780,242	763,147

Total liabilities	890,674	864,828
Commitments and contingencies (see note 9)
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,656,304 shares issued and outstanding, (2017: 55,529,762)	555	557
Additional paid-in capital	589,436	589,743
Accumulated other comprehensive loss	(277)	(254)
Retained earnings	373,499	370,843

Total stockholders’ equity	963,213	960,889

Total liabilities and stockholders’ equity	$1,853,887	$1,825,717

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended March 31, (in thousands except share data)
	2017	2018
Revenues
Operating revenue	$77,320	$77,807

Expenses
Brokerage commissions	1,525	1,141
Voyage expenses	15,000	14,978
Vessel operating expenses	23,905	26,710
Depreciation and amortization	17,634	19,381
General and administrative costs	2,752	4,232
Other corporate expenses	623	215

Total operating expenses	61,439	66,657

Operating income	15,881	11,150

Other income/(expense)
Interest expense	(8,927)	(10,524)
Write off of deferred financing costs	(653)	—
Write off of call premium and redemption charges on 9% unsecured bond	(3,517)	—
Interest income	113	152

Income before income taxes	2,897	778
Income taxes	(159)	(82)

Net income	$2,738	$696

Earnings per share:
Basic:	$0.05	$0.01
Diluted:	$0.05	$0.01

Weighted average number of shares outstanding:
Basic:	55,445,661	55,546,634
Diluted:	55,819,401	55,915,174

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31, (in thousands)
	2017	2018
Net income	$2,738	$696
Other Comprehensive Income:
Foreign currency translation gain	25	23

Total Comprehensive Income	$2,763	$719

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	(in thousands, except number of shares)
	Common Stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2017	55,436,087	$554	$588,024	$(287)	$368,189	$956,480
Restricted shares issued March 23, 2017	93,675	1	—	—	—	1
Net income	—	—	—	—	5,310	5,310
Foreign currency translation	—	—	—	10	—	10
Share-based compensation	—	—	1,412	—	—	1,412

December 31, 2017	55,529,762	555	589,436	(277)	373,499	963,213
Adjustment to equity for the adoption of the new revenue standard	—	—	—	—	(3,352)	(3,352)
Restricted shares issued March 20, 2018	126,542	2	—	—	—	2
Net income	—	—	—	—	696	696
Foreign currency translation	—	—	—	23	—	23
Share-based compensation	—	—	307	—	—	307

March 31, 2018	55,656,304	$557	$589,743	$(254)	$370,843	$960,889

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended March 31, 2017	Three Months ended March 31, 2018
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$2,738	$696

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	17,634	19,381
Credit / (Payment) of drydocking costs	9	(1,524)
Adjustment to equity for the adoption of the new revenue standard	—	(3,352)
Call option premium on redemption of 9.00% unsecured bond	2,500	—
Amortization of share-based compensation	409	310
Amortization of deferred financing costs	1,345	568
Unrealized foreign exchange	17	(41)

Changes in operating assets and liabilities
Accounts receivable	(5,211)	1,716
Bunkers and lubricant oils	(346)	488
Prepaid expenses and other current assets	(3,492)	7,334
Accounts payable, accrued interest and other liabilities	323	(3,479)

Net cash provided by operating activities	15,926	22,097

Cash flows from investing activities
Payment to acquire vessels	(636)	(193)
Investment in equity accounted joint venture	—	(10,494)
Payment for vessels under construction	(84,597)	—
Purchase of other property, plant and equipment	(1,160)	(45)
Receipt of shipyard penalty payments	280	—
Insurance recoveries	486	277

Net cash used in investing activities	(85,627)	(10,455)

Cash flows from financing activities
Proceeds from secured term loan facilities	106,808	—
Issuance of 7.75% senior unsecured bonds	100,000	—
Repayment of 9.00% senior unsecured bonds	(127,500)	—
Issuance costs of 7.75% senior unsecured bonds	(1,798)	—
Repayment of secured term loan facilities	(19,433)	(22,937)

Net cash provided by/(used in) financing activities	58,077	(22,937)

Net decrease in cash and cash equivalents	(11,624)	(11,295)
Cash and cash equivalents at beginning of period	57,272	62,109

Cash and cash equivalents at end of period	$45,648	$50,814

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$6,329	$11,616

Total tax paid during the period	$82	$4

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of March 31, 2018; the results of operations for the three months ended March 31, 2018 and 2017, the statement of stockholders’ equity for the three months ended March 31, 2018, and cash flows for the three months ended March 31, 2018 and 2017. Unless the context otherwise requires, all references in the unaudited condensed consolidated financial statements to “our,” “we,” and “us” refer to the Company.

As of March 31, 2018, our total current liabilities exceeded our total current assets by $10.7 million. This net current liability is primarily due to the payment of $10.0 million as the initial investment following signing of definitive agreements creating a 50/50 joint venture with Enterprise Products Partners L.P. to build a new ethylene export terminal in the U.S. Gulf of Mexico (the “Export Terminal Joint Venture”); as well as high quarterly repayments scheduled in 2018 under one of our secured term loan and revolving credit facilities, as a result of certain secured vessels being in excess of 15 years of age and as a result having a significantly steeper repayment profile throughout 2018.

As of March 31, 2018, we had cash and cash equivalents of $50.8 million. In addition, we had approximately $41.9 million in aggregate available borrowing capacity under our secured term loan and revolving credit facilities.

The Company is currently reviewing potential alternatives for the financing of up to approximately $200 million with respect to its investment in the Export Terminal Joint Venture, although this may be revised as additional cost information is obtained. The Company anticipates that its primary sources of funds for its medium-term and long-term liquidity needs will be cash from operations and debt and/or equity financings. The Company believes that these sources of funds will be sufficient to meet its liquidity needs for the next twelve months from May 9, 2018.

On January 31, 2018, the Company announced the execution of definitive agreements creating the Export Terminal Joint Venture. Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which significant influence or joint control ceases.

On January 1, 2018 the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company has adopted the standard using the modified retrospective method to incorporate the cumulative effect at the date of initial application for reporting periods presented beginning January 1, 2018. By using the modified retrospective method approach we have made an adjustment to the consolidated statement of shareholders’ equity which represents the amount of net revenue that would not have been recognized in retained reserves for the year ended December 31, 2017 under ASU 2014-09.

The Company receives its revenue streams from three different sources; vessels on time charters; voyage charters; and contracts of affreightment (“COA”). With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as the performance obligation is satisfied. In the case of voyage charters or COA’s, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue under these performance obligations is recognized on a load port to discharge port basis and determines percentage of completion for all voyage charters on a time elapsed basis. This approach differs from previous generally accepted accounting principles (“US GAAP”) whereby under a voyage charter or a COA the revenue would be recognized from the later of the charter party date and the date of completion of the previous discharge port until the following discharge port. This has the effect of recognizing the revenue over a shorter period of time as the performance obligation commences from the loading of the cargo rather than from the inception of the contract. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo has been loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port. Time charter revenue is payable monthly in advance whilst revenue from voyage charters and COAs is due upon discharge of the cargo at the discharge port.

The Company has calculated that the effect of this change in accounting policy which resulted in an increase in the amount of revenue earned and recognized for the three months ended March 31, 2018, is $1.7 million.

Under the new revenue recognition standard, the Company has identified certain costs incurred to obtain or fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis. As of March 31, 2018, the amount of unamortized contract fulfillment costs included within prepaid expenses and other current assets on the balance sheet was $1.2 million.

The Company has calculated that the effect of this change in accounting policy which resulted in an increase in the amount of voyage expenses recognized in the financial statements for the three months ended March 31, 2018, is $0.5 million.

On January 1, 2018 the Company adopted ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight classification issues related to the statement of cash flows:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon bonds;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

This standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

On January 1, 2018 the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim reporting. As such, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2017 included in our Form 20-F filed on March 5, 2018. The results for the three months ended March 31, 2018 are not necessarily indicative of results for the full 2018 fiscal year or any other future periods.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which, among other things, requires lessees to recognize most leases on-balance sheet. This will increase their reported assets and liabilities—in some cases very significantly. Lessor accounting remains substantially similar to current U.S. GAAP. ASU 2016-02 supersedes Topic 840, Leases. ASU 2016-02 is effective for public business entities, certain not-for-profit entities, and certain employee benefit plans, for annual and interim periods in fiscal years beginning after December 15, 2018. For all other entities it is effective for annual periods in fiscal years beginning after December 15, 2019, and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted. ASU 2016-02 mandates a modified retrospective transition method for all entities. The Company is currently evaluating the impact that this update will have on its consolidated financial statements and related disclosures.

2.	Vessels in Operation

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2017	$2,056,722	$36,275	$2,092,997
Additions	193	1,524	1,717
Disposal	—	(4,787)	(4,787)

March 31, 2018	$2,056,915	$33,012	$2,089,927

Accumulated Depreciation
December 31, 2017	$332,708	$20,150	$352,858
Charge for the period	16,948	2,326	19,274
Disposal	—	(4,787)	(4,787)

March 31, 2018	$349,656	$17,689	$367,345

Net Book Value
December 31, 2017	$1,724,014	$16,125	$1,740,139

March 31, 2018	$1,707,259	$15,323	$1,722,582

The net book value of vessels that serve as collateral for the Company’s bank loans was $1.55 billion at March 31, 2018.

3.	Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at March 31, 2018 and December 31, 2017:

	December 31, 2017	March 31, 2018
	(in thousands)
Current Liability
Current portion of long-term debt	$(83,352)	$(78,066)
Less: current portion of deferred financing costs	1,793	1,779

Current portion of secured term loan facility, net of deferred financing costs	$(81,559)	$(76,287)

Non-Current Liability
Secured term loan facilities net of current portion	$(688,838)	$(671,188)
Less: non-current portion of deferred financing costs	7,180	6,739

Non-current secured term loan facilities, net of current portion and non-current deferred financing costs	$(681,658)	$(664,449)

4.	Senior Unsecured Bond

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. Interest is payable semi-annually in arrears on February 10 and August 10.

The Company may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, plus accrued interest.

The bond agreement covering the 2017 Bonds (the ”2017 Bond Agreement”) contains an option to issue additional bonds up to a maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of the greater of no less than $25.0 million; (b) to maintain an interest coverage ratio (as defined in the bond agreement) of not less than 2.25:1; and (c) maintain a Group equity ratio of minimum 30% (as defined in the bond agreement); At March 31, 2018, the Company was in compliance with all covenants for the 2017 Bonds.

The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs at December 31, 2017 and March 31, 2018:

	December 31, 2017	March 31, 2018
	(in thousands)
Senior Unsecured Bond
Total Bond	$(100,000)	$(100,000)
Less deferred financing costs	1,416	1,302

Total Bond, net of deferred financing costs	$(98,584)	$(98,698)

5.	Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at March 31, 2018 and December 31, 2017 consist of cash and cash equivalents, short-term investments and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2017 Bonds.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The 2017 Bonds are classified as a level two liability and the fair value has been calculated based on the most recent trades of the bond on the Oslo Børs prior to March 31, 2018.

The fair value of secured term loan facilities and revolving credit facilities is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR. This has been categorized at level three on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities. The table excludes accounts receivable, the insurance debtor recoverable and accounts payable.

	December 31, 2017			March 31, 2018
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	62,109	62,109	50,814	50,814
Senior unsecured bond	Level 2	(100,000)	(96,775)	(100,000)	(98,250)
Secured term loan facilities and revolving credit facility	Level 3	(772,191)	(636,220)	(749,253)	(635,210)

6.	Earnings per share

Basic and diluted earnings per share is calculated by dividing the net income available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net income available to common shareholders and adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The calculation of both basic and diluted number of weighted average outstanding shares of:

	March 31, 2017	March 31, 2018
Basic and diluted net income available to common shareholders (in thousands)	$2,738	$696
Basic weighted average number of shares	55,445,661	55,546,634
Effect of dilutive potential share options:	373,740	368,540

Diluted weighted average number of shares	55,819,401	55,915,174

7.	Share-Based Compensation

On March 20, 2018, the Company granted 29,898 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $12.04 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 63,728 restricted shares to the Chief Executive Officer of the Company and a further 32,916 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.04 per share. All these restricted shares vest on the third anniversary of the grant date.

During the three months ended March 31, 2018, there were 28,194 shares that were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $12.77 per share, which vested at a fair value of $325,641.

On March 23, 2017, the Company granted 28,194 restricted shares under the 2013 Plan to non-employee directors with a weighted average value of $12.77 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 42,023 restricted shares to the Chief Executive Officer of the Company and a further 23,458 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.77 per share. All these restricted shares vest on the third anniversary of the grant date.

During the year ended December 31, 2017, there were 22,782 shares that were previously granted under the 2013 Plan to non-employee directors with a weighted average grant value of $15.80 per share, which vested at a fair value of $305,279 and 2,500 shares previously granted to an officer of the Company with an average grant value of $19.59 vested at a fair value of $24,888.

Restricted share grant activity for the year ended December 31, 2017 and three months ended March 31, 2018 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2017	75,120	$15.93	1.59 years	$698,616
Granted	93,675	12.77
Vested	(25,282)	16.17

Balance as of December 31, 2017	143,513	$13.82	1.49 years	$1,413,603
Granted	126,542	12.04
Vested	(28,194)	12.77

Balance as of March 31, 2018	241,861	$13.01	2.05 years	$2,841,867

Using the straight-line method of expensing the restricted share grants, the weighted average estimated value of the restricted shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the three months ended March 31, 2018, the Company recognized $232,946 in share-based compensation costs relating to share grants (three months ended March 31, 2017: $172,454). As of March 31, 2018, there was a total of $2,318,265 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2017: $1,027,683) which are expected to be recognized over a weighted average period of 2.05 years (December 31, 2017: 1.49 years).

Share options previously issued under the 2013 Plan are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Options activity during the year ended December 31, 2017 and the three months ended March 31, 2018 was as follows:

Options	Number of non-vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2017	373,740	$21.54	7.70	—
Forfeited during the year	(5,000)	23.85	—	—
Vested	(214,055)	24.19	—	—

Balance as of December 31, 2017	154,685	$17.80	7.70	—
Forfeited	(1,500)	17.80	—	—
Vested	(153,185)	17.80	—	—

Balance as of March 31, 2018	—	—	—	$—

On April 14, 2017, 194,055 share options granted previously at an option price of $24.29 became exercisable and on October 14, 2017, 20,000 share options became exercisable at an option price of $23.18. On March 17, 2018, 153,185 share options granted on March 17, 2015 at an option price of $17.80 became exercisable. None of the options were exercised as of March 31, 2018.

During the three months ended March 31, 2018, the Company recognized $76,403 in share-based compensation costs (three months ended March 31, 2017: $236,640) relating to options granted under the 2013 Plan, which was recognized in general and administrative costs. As of March 31, 2018, there were no unrecognized compensation costs (December 31, 2017: $85,898) related to non-vested options under the 2013 Plan.

8.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of March 31, 2018.

	Remainder of 2018	2019	2020	2021	2022	Thereafter	Total
		(in thousands)
Secured term loan facilities and revolving credit facilities	60,416	70,600	128,725	60,600	302,461	126,451	749,253
2017 Bonds	—	—	—	100,000	—	—	100,000
Office leases	912	1,610	1,397	1,244	120	—	5,283

Total contractual obligations	$61,328	$72,210	$130,122	$161,844	$302,581	$126,451	$854,536

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual option to terminate in January 2022. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York commencing on June 1, 2017 and expiring on May 31, 2020. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from April 2017. The gross rent per year is approximately $60,000.

We are currently reviewing potential alternatives for the financing of up to approximately $200 million with respect to our investment in the Export Terminal Joint Venture, although this may be revised as additional cost information is obtained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 9, 2018	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer